Stemless Co.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

STEMLESS CO.

TABLE OF CONTENTS



To the Stockholders of
Stemless Co.
Tigard, Oregon

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Stemless Co. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2016 and the period from September 28, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 2, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

STEMLESS CO.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 18,212	$ -
Stock subscription receivable	-	27,500
Total Current Assets	18,212	27,500
TOTAL ASSETS	$ 18,212	$ 27,500
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ -	$ -
Advance from related party	5,212	5,212
Total Liabilities	5,212	5,212
Stockholders' Equity:		
Common Stock, $0.00001 par, 10,000,000 shares authorized, 4,291,666 and 4,208,333 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	43	42
Additional paid-in capital	38,497	27,498
Accumulated deficit	(25,540)	(5,252)
Total Stockholders' Equity	13,000	22,288
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,212	$ 27,500

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STEMLESS CO.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and the period from September 28, 2015
(inception) to December 31, 2015

	2016	2015
Net revenues	$ 7,113	$ -
Costs of net revenues	5,801	-
Gross profit	1,312	-
Operating expenses:		
General & administrative	16,817	4,988
Sales & marketing	4,214	264
Compensation & benefits	569	-
Total operating expenses	21,600	5,252
Loss from operations	(20,288)	(5,252)
Provision for income taxes	-	-
Net loss	$ (20,288)	$ (5,252)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

STEMLESS CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the year ended December 31, 2016 and the period from September 28, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at September 28, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founder	4,000,000	40	-	-	40
Issuance of common stock to investors	208,333	2	27,498	-	27,500
Net loss	-	-	-	(5,252)	(5,252)
Balance at December 31, 2015	4,208,333	$ 42	$ 27,498	$ (5,252)	$ 22,288
Issuance of common stock to investor	83,333	1	10,999	-	11,000
Net loss	-	-	-	(20,288)	(20,288)
Balance at December 31, 2016	4,291,666	$ 43	$ 38,497	$ (25,540)	$ 13,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STEMLESS CO.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and the period from September 28, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (20,288)	$ (5,252)
Adjustments to reconcile net loss to net cash used in operating activities:		
Value of intellectual property provided for stock	-	40
Net Cash Used In Operating Activities	(20,288)	(5,212)
Cash Flows From Financing Activities		
Advances from related party	-	5,212
Issuance of common stock	38,500	-
Net Cash Provided By Financing Activities	38,500	5,212
Net Change In Cash	18,212	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ 18,212	$ -
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

STEMLESS CO.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the periods ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Stemless Co. (the "Company"), is a corporation organized September 28, 2015 under the laws of Delaware. The Company provides an online service facilitating orders between customers and dispensaries.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

STEMLESS CO.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the periods ended December 31, 2016 and 2015

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $25,540 and $5,252, resulting in deferred tax assets of approximately $9,800 and $2,000, as of December 31, 2016 and 2015, all respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company incurs Federal and state income taxes at a blended rate of approximately 38%.

The Company files U.S. federal and state income tax returns. No tax returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced full scale operations, plans to incur significant costs in implementing its business plan, has not generated significant operating revenues as of December 31, 2016, and has incurred net losses of $20,288 and $5,252 during the years ended December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital through the issuance of stock in an equity crowdfunding campaign to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2016 and 2015, 4,291,666 and 4,208,333 shares of common stock were issued and outstanding, respectively.

In October 2015, the Company issued 4,000,000 shares of common stock to its founder in exchange for technology provided to the Company valued at $0.00001 per share.

In December 2015, the Company issued a total of 208,333 shares of common stock to three investors at purchase prices of $0.132 per share, providing cash proceeds of $27,500.

In May 2016, the Company issued 83,333 shares of common stock to an investor at a purchase price of $0.132 per share, providing cash proceeds of $11,000.

NOTE 5: ADVANCE FROM RELATED PARTY

The Company's founder provided the Company a $5,212 advance in 2015. This advance required no interest and is considered payable on demand. The Company plans to convert this advance to the Company's common stock in 2017.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 2, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.